Correspondence

China Natural Resources, Inc.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

July 1, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	China Natural Resources, Inc.
Registration Statement on Form F-1
File No. 333-278037

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Natural Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-278037), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on July 3, 2024, or as soon as practicable thereafter.

CHINA NATURAL RESOURCES, INC.

By:	/s/ Zhu Youyi
Name:	Zhu Youyi
Title:	Chief Financial Officer and Company Secretary